Exhibit 2.2

Execution Version

STOCK PURCHASE AND SALE AGREEMENT

This STOCK PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of April 18, 2018 by and among Euronav NV, a corporation incorporated and existing under the laws of the Kingdom of Belgium (“Seller Parent”), Euronav MI Inc., a corporation incorporated and existing under the Laws of the Republic of the Marshall Islands (together with any successor thereto, “Seller”), and Seaways Holding Corporation, a corporation incorporated and existing under the Laws of the Republic of the Marshall Islands (“Purchaser”). Capitalized terms used in this Agreement, to the extent not defined elsewhere herein, shall have the meanings set forth on Annex A.

WHEREAS, Seller Parent, Seller and Gener8 Maritime, Inc. (“Gener8”), have entered into that certain Agreement and Plan of Merger, dated as of December 20, 2017 (the “Merger Agreement”), pursuant to which Seller shall merge with and into Gener8, with Gener8 as the surviving corporation (the “Merger”);

WHEREAS, upon the closing of the transactions contemplated by the Merger Agreement (the “Gener8 Closing”), Gener8 (as the surviving corporation of the Merger and having become the successor to all obligations of Seller, including under this Agreement) shall own, legally and beneficially, one hundred percent (100%) of the issued and outstanding capital stock (the “Shares”) of Gener8 Maritime Subsidiary VII Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (“Holdco”);

WHEREAS, Holdco owns, legally and beneficially, one hundred percent (100%) of the issued and outstanding membership interests (the “Interests”) of the entities set forth on Annex B under the heading “Company” (each such entity, a “Company” and collectively, the “Companies” and, together with Holdco, the “Acquired Entities”), each of which owns the vessel set forth opposite the name of such Company on Annex B (together with the respective spare parts and stores onboard, each a “Vessel” and collectively, the “Vessels”);

WHEREAS, following the Gener8 Closing, Seller desires that Gener8 (as successor to Seller) sell to Purchaser, and Purchaser wishes to purchase, or cause its nominee to purchase, the Shares, all upon the terms and subject to the conditions herein contained (when used herein with respect to any covenant or obligation intended to occur after the Gener8 Closing, the term “Seller” shall mean Gener8 as the surviving corporation of the Merger and successor to Seller); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Seller Parent and an affiliate of Purchaser are executing and delivering a memorandum of agreement for the sale of the Seaways Laura Lynn (the “Laura Lynn MOA”).

NOW, THEREFORE, in consideration of the mutual covenants described below and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby covenant and agree as follows:

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Section 1.               Purchase and Sale of the Shares.

1.1           At the closing of the transactions contemplated herein (the “Closing”) and upon the terms and conditions hereinafter set forth, Seller shall deliver and sell the Shares to Purchaser, and Purchaser shall purchase the Shares, free and clear of all Liens (other than Liens securing the obligations under the Facility Agreement), for Four Hundred Thirty Four Million US Dollars ($434,000,000), less Estimated Net Debt (as defined below) (such net amount, the “Estimated Purchase Price”), which shall be subject to adjustment pursuant to Section 1.2 and Section 1.3. Subject to the provisions of Section 5, the Closing shall take place: (a) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 as soon as possible but no later than three Business Days following the Gener8 Closing, subject to the satisfaction or, to the extent permissible, waiver of the conditions set forth in Section 5 (other than those conditions that by their terms cannot be satisfied until the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver in writing of such conditions at the Closing); or (b) at such other place, at such other time or on such other date as Purchaser and Seller may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

1.2           Not less than three Business Days prior to the Closing Date, Seller shall use its reasonable commercial efforts to prepare and deliver to Purchaser a written statement certified by an officer of Seller setting forth Seller’s good faith estimate (the “Closing Estimate”) of (i) Closing Net Debt (the “Estimated Net Debt”), and (ii) the Estimated Purchase Price. Seller agrees it shall prepare the Closing Estimate in accordance with, as applicable, the definitions of “Closing Net Debt” and “Estimated Purchase Price” set forth herein and, in the case of the Estimated Net Debt, the Accounting Principles, and each of Seller and Seller Parent shall deliver, together with the Closing Estimate, any supporting documentation and additional information as may be reasonably requested by Purchaser with respect to the amounts set forth in the Closing Estimate. Seller shall consult in good faith with Purchaser in the preparation of the Closing Estimate, shall use its reasonable commercial efforts to provide Purchaser with a draft thereof showing the components of Estimated Net Debt (together with any supporting work papers) at least six Business Days prior to the Closing Date, and shall consider in good faith any comments provided by Purchaser prior to preparing the final calculation of the Estimated Purchase Price. From the delivery of such draft until the Settlement Date (as defined below), each of Seller and Seller Parent shall use its respective reasonable commercial efforts to, and to cause Gener8 to, (and after the Gener8 Closing they shall cause Gener8 to) at no cost to Purchaser, (x) afford Purchaser and its Representatives reasonable access, upon reasonable advance notice during normal business hours, to the Books and Records of Gener8, Seller and the Acquired Entities as and to the extent reasonably necessary for Purchaser to review the Closing Estimate and (y) provide Purchaser with any other documentation or information that is readily available to Seller and reasonably requested by Purchaser in connection with such activities.

1.3           Within sixty days after the Closing Date, Seller shall prepare and deliver to Purchaser a written statement certified by an officer of Seller (the “Closing Statement”) setting forth in reasonable detail Seller’s proposed final calculation of Closing Net Debt, the Closing Net Asset Amount and the Purchase Price. Seller agrees that it shall prepare the Closing Statement in accordance with, as applicable, the definitions of “Closing Net Debt,” “Closing Net Asset Amount” and “Purchase Price” set forth herein and, in the case of Closing Net Debt and Closing Net Asset Amount, the Accounting Principles, and Seller shall deliver, together with the Closing Statement, any supporting documentation and additional information as may be reasonably requested by Purchaser with respect to the amounts set forth therein. From the date of Seller’s delivery of the Closing Statement to the Settlement Date, Seller shall, at no cost to Purchaser, (i) afford Purchaser and its Representatives reasonable access, upon reasonable advance notice during normal business hours, to the Books and Records of Seller and the Acquired Entities as and to the extent reasonably necessary for Purchaser to confirm Seller’s calculation of the Purchase Price, (ii) make available to Purchaser, upon reasonable advance notice during normal business hours, any employee who was involved in the preparation of the Closing Statement and (iii) provide Purchaser with any other documentation or information that is readily available to Seller and reasonably requested by Purchaser to confirm the Closing Statement.

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1.4           On or prior to the forty-fifth day following Seller’s delivery of the Closing Statement, Purchaser may deliver Seller a written notice stating in reasonable detail Purchaser’s objections, if any, to the Closing Statement (if delivered, an “Objection Notice”). The Objection Notice shall specify in reasonable detail the dollar amount of any objection and the basis therefor (and shall include Purchaser’s proposed changes to the calculations). If Purchaser does not deliver Seller an Objection Notice by the end of such period, then the Closing Statement shall be deemed final and binding upon Purchaser and Seller and the Purchase Price set forth in the Closing Statement shall become the Purchase Price for all purposes under this Agreement.

1.5           Following Seller’s receipt of the Objection Notice, if any, Seller and Purchaser shall attempt to negotiate in good faith to resolve such dispute. If Seller and Purchaser fail to resolve any of Purchaser’s proposed adjustments set forth in such Objection Notice within twenty days after Seller’s receipt thereof, Seller and Purchaser agree that a mutually acceptable third-party accounting firm, to be jointly selected by Seller and Purchaser, the retention of which will not give rise to present or potential future auditor independence problems for Seller Parent or International Seaways, Inc., as determined in the reasonable discretion of Seller and Purchaser (such firm, the “Dispute Accountants”), shall make the final determination as to any such unresolved adjustments in accordance with the terms of this Agreement. The parties shall instruct the Dispute Accountants to consider those items and amounts set forth in the Closing Statement as to which Purchaser has disagreed pursuant to an Objection Notice and Purchaser and Seller have not resolved their disagreement (and any necessary items, amounts or information related thereto). The scope of the disputes to be resolved by the Dispute Accountants shall be limited to whether such calculation was done in accordance with the terms hereof and the Accounting Principles, and whether there were mathematical errors in the calculation of the Closing Statement, and the Dispute Accountants shall not make any other determination. The Dispute Accountants shall make their determination based solely on written submissions, presentations and supporting material provided by Purchaser and Seller and not pursuant to any independent review. In resolving any such disagreement, the Dispute Accountants may not assign a value to any item greater than the greatest value for such item claimed by Seller in the Closing Statement or by Purchaser in the Objection Notice or less than the lowest value for such item claimed by Seller in the Closing Statement or by Purchaser in the Objection Notice. Purchaser and Seller shall use commercially reasonable efforts to cause the Dispute Accountants to deliver to the parties, as promptly as practicable, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. The determination by the Dispute Accountants in such report shall be final and binding on the parties for all purposes under this Agreement. The fees, costs and expenses of the Dispute Accountants arising in connection herewith shall be borne by the parties in such proportion to reflect the relative amount of each party’s determination that has been modified pursuant to the Dispute Accountants’ report and the Dispute Accountants shall include such allocation in their report.

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1.6           Upon final agreement or determination (by agreement of Seller and Purchaser and/or by determination of the Dispute Accountants) of the amounts reflected in the Closing Statement (the Closing Statement with such amounts as finally so determined being referred to as the “Final Closing Statement” and the date upon which such final agreement or determination of the amounts reflected therein is made, the “Settlement Date”), an adjustment of the price payable hereunder shall be calculated as follows: (a) if Closing Net Debt as reflected in the Final Closing Statement exceeds the Estimated Net Debt, then there shall be a negative adjustment in the amount of such excess; or if Closing Net Debt as reflected in the Final Closing Statement is less than the Estimated Net Debt, then there shall be a positive adjustment in the amount of such shortfall, and (b) if the Closing Net Asset Amount as reflected in the Final Closing Statement is a positive amount, then there shall be a positive adjustment in such amount; or if the Closing Net Asset Amount is a negative amount, then there shall be a negative adjustment in such amount. The net adjustment resulting from the calculations in (a) and (b) above (the “Adjustment”) shall be paid by Seller to Purchaser if negative and by Purchaser to Seller if positive (as the case may be) in cash in immediately available funds within five Business Days after the Settlement Date. The Estimated Purchase Price plus or minus the Adjustment (as the case may be) shall be referred to herein as the “Purchase Price”.

Section 2.               Delivery of the Shares and Payment of Purchase Price. At the Closing:

2.1           Seller shall cause indefeasible delivery and transfer of the Shares, free and clear of all Liens (other than Liens securing the obligations under the Facility Agreement), to Purchaser or its nominee directly.

2.2           Purchaser shall deliver to Seller the full amount of the Estimated Purchase Price for the Shares by wire transfer of immediately available funds to an account or accounts specified in advance in writing by Seller.

2.3           The parties acknowledge that Seller may cause Holdco and the Companies to distribute all Cash and Cash Equivalents of Holdco and the Companies, other than Cash and Cash Equivalents held in the Debt Service Reserve Account or Minimum Liquidity Account, to Seller or its Affiliates at or prior to Closing.

2.4           Seller shall cause Holdco and/or the Companies to be the sole beneficial and record owners of the Debt Service Reserve Account and the Minimum Liquidity Account at the Closing.

Section 3.               Representations and Warranties of Seller and Seller Parent. Each of Seller and Seller Parent hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date, as follows:

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3A.         Representations and Warranties with Respect to Seller and Seller Parent.

3A.1     Organization, Qualification and Power.

(a)              Seller is a corporation, duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Seller has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the sale and delivery of the Shares to Purchaser.

(b)             Seller Parent is a corporation duly organized, validly existing and in good standing under the Laws of the Kingdom of Belgium. Seller Parent has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.

3A.2     Authorization. The execution, delivery and performance of this Agreement by each of Seller and Seller Parent and the consummation by each of Seller and Seller Parent of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Seller or Seller Parent, as applicable, and this Agreement constitutes a legal, valid and binding obligation of Seller or Seller Parent, as the case may be, enforceable against such party in accordance with its terms, except as such enforceability may be limited by: (a) applicable bankruptcy, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally; and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

3A.3     Ownership of Seller. Seller Parent is the sole direct or indirect beneficial and record owner of one hundred percent (100%) of the issued and outstanding capital stock of Seller.

3A.4     No Legal Prohibition. Neither Seller nor Seller Parent is a party to, subject to or bound by any agreement (other than the Facility Agreement) or any Order that would prevent the execution or delivery of this Agreement by Seller or at the Closing prevent the transfer, conveyance and sale of the Shares to be sold by Seller to Purchaser pursuant to the terms hereof.

3A.5     Noncontravention.

(a)              None of the execution, delivery and performance of this Agreement by Seller or Seller Parent nor the consummation of any of the transactions contemplated hereunder by Seller or Seller Parent will, directly or indirectly, (i) contravene, conflict with or result in any violation of or constitute a breach of any of the terms or provisions of their respective articles of incorporation or bylaws, (ii) contravene, conflict with or result in a violation or breach of any Law applicable to Seller or Seller Parent, or (iii) except as set forth on Schedule 3A.5 of the Seller Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, result in the loss of any benefit or the imposition of any additional payment or other Liability under, give any Person the right to declare a default or exercise any remedy under, to accelerate the maturity or performance of, or to cancel, terminate, redeem or modify, with or without notice or lapse of time or both, any material Contract to which Seller or Seller Parent or any of their Affiliates (excluding Holdco and/or any Company) is a party or is bound.

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(b)              None of the execution, delivery or performance by Seller or Seller Parent of this Agreement nor the consummation by Seller or Seller Parent of any of the transactions contemplated hereunder will require any consents or approvals or other Governmental Authorizations of, or registrations, filings or declarations with, any Governmental Authority or any other Person, except (i) the Consents set forth on Schedule 3A.5(b) of the Seller Disclosure Schedules and (ii) such filings as may be required by any applicable securities Laws.

3A.6     Valid Title. Immediately prior to the Closing, Gener8 (as the surviving corporation of the Merger and successor to Seller’s obligations under this Agreement) will be the sole beneficial and record owner of, and will have good, valid and marketable title to, the Shares which are to be transferred to Purchaser by Seller pursuant hereto. Upon the consummation of the Closing, Purchaser will obtain good, valid and marketable title to all of the Shares, free and clear of all Liens (other than Liens securing the obligations under the Facility Agreement).

3A.7     Litigation. Except as set forth on Schedule 3A.7 of the Seller Disclosure Schedules, there are no material actions, suits, or other Legal Proceedings before or by any Governmental Authority pending or, to Seller’s or Seller Parent’s knowledge, threatened against Seller or Seller Parent or against any of the properties or assets of Seller or Seller Parent that would prohibit Seller’s or Seller Parent’s performance of this Agreement or the consummation of the transactions contemplated hereunder.

3A.8     Brokers. No broker, finder or investment banker has acted for Seller or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby, and no broker, finder or investment banker is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of Seller or any of its Affiliates.

3B.         Representations and Warranties with Respect to the Acquired Entities.

3B.1      Organization, Qualification and Power.

(a)              Holdco is a corporation, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Holdco has the corporate power and authority to own or hold under lease and to operate the assets it owns, and to conduct its business as it is now being conducted, and has the corporate power and authority to execute and deliver any instruments or documents as required by this Agreement and to perform its obligations thereunder.

(b)              Each Company is a limited liability company, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each Company has the limited liability company power and authority to own or hold under lease and to operate the assets it owns, and to conduct its business as it is now being conducted, and has the limited liability company power and authority to execute and deliver any instruments or documents as required by this Agreement and to perform its obligations thereunder.

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(c)              Seller has made available, or caused Gener8 to make available, to Purchaser, prior to the date hereof, copies of the articles of incorporation, bylaws, certificate of formation and limited liability company agreement, or other governing documents (collectively, the “Organizational Documents”) of each Acquired Entity. To the knowledge of Seller and Seller Parent, such Organizational Documents are in full force and effect, and none of Holdco or any Company is in violation thereof.

3B.2      Capitalization of Holdco and the Companies.

(a)              The Shares represent 100% of the authorized and outstanding capital stock of Holdco. All of the Shares (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) have been issued and granted in compliance with all applicable Laws or pursuant to valid exemption therefrom.

(b)              Holdco is the sole direct or indirect beneficial and record owner of one hundred percent (100%) of the issued and outstanding Interests of each Company, free and clear of all Liens (other than Liens securing the obligations under the Facility Agreement).

(c)              Other than, in the case of Holdco, the Shares, and in the case of the Companies, the Interests, there are no outstanding securities of Holdco or any Company of any kind nor, to the knowledge of Seller and Seller Parent, are there any contractual rights held by any Person to cause the issuance of Shares, Interests or any other security by Holdco or any Company.

(d)              To the knowledge of Seller and Seller Parent, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or sale or transfer of any Shares, Interests, or other securities of Holdco or any Company.

3B.3      Title to Vessels; No Other Activities. Each Company is the sole owner of, and has good, valid and marketable title to, its respective Vessel (including all her spare parts, whether on board or not as of the Closing Date). There are no Liens of any kind whatsoever on any property owned by Holdco or the Companies other than (a) the lien with respect to each Vessel conferred under a first preferred ship mortgage (the “Mortgage”) granted by each Company to Nordea Bank Finland Plc, New York Branch (“Nordea”), as security trustee, in connection with the Facility Agreement, and (b) any maritime liens incurred in the ordinary course of business and relating to amounts that are not yet due and payable and any other lien permitted by each Mortgage (“Permitted Liens”). Other than with respect to the Existing Contracts (as defined below), neither Holdco nor any Company has any Indebtedness or other Liabilities, matured or unmatured, direct or contingent. To the knowledge of Seller and Seller Parent, neither Holdco nor any Company engages in any business activities or conducts any operations, nor has Holdco or any Company previously engaged in any business activities or conducted any operations, other than those business activities and operations expressly contemplated by this Agreement in connection with the Vessels, the Debt Service Reserve Account, the Minimum Liquidity Account and the Existing Contracts.

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3B.4      Existing Contracts. Upon completion of the Closing, neither Holdco nor any Company shall, to the knowledge of Seller and Seller Parent, be a party to any management agreement, administrative services agreement or any other material Contract, license, obligation, lease, agreement, commitment or the like, written or oral, other than the Contracts set forth on Schedule 3B.4 of the Seller Disclosure Schedules, which lists, among others: (a) the Pool Agreements (and the charters entered into in conjunction therewith), (b) the Facility Agreement and related Finance Documents (as defined in the Facility Agreement), (c) the technical management agreements entered into by an Acquired Entity relating to its Vessel, and (d) the protection and indemnity, hull and machinery and war risk insurance policies and club entries covering such Vessels for acts prior to the Closing (the Contracts to be listed on Schedule 3B.4 of the Seller Disclosure Schedules, collectively, the “Existing Contracts”). To the knowledge of Seller and Seller Parent, each of the Existing Contracts is valid, binding and enforceable against the Acquired Entity or Acquired Entities to which it applies and the other parties thereto, and is in full force and effect in accordance with its terms, except insofar as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally or (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law). To the knowledge of Seller and Seller Parent, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default under any Existing Contract.

3B.5      Labor and Employees. Neither Holdco nor the Companies have any employees nor, to the knowledge of Seller and Seller Parent, have they had any employees since their inception.

3B.6      Taxation.

(a)              To the knowledge of Seller and Seller Parent, (i) all material Tax Returns required to be filed by, or with respect to, Holdco and each Company prior to the date hereof have been duly and timely filed; (ii) all such Tax Returns were true, correct and complete in all material respects; (iii) all material Taxes (whether or not shown on a Tax Return) required to be paid under applicable Law by Holdco or any Company have been timely paid; (iv) no Tax examination, audit or proceeding is currently being conducted with respect to Holdco or any Company; (v) there is no outstanding request in writing with respect to Holdco or any Company for any extension of time within which to pay any Taxes or to file any Tax Returns; (vi) neither Holdco nor any Company has waived in writing any statute of limitations of assessment or collection in respect of any Taxes (other than a waiver that has expired or terminated); (vii) there are no liens for any Tax on the assets of Holdco or any Company; and (viii) no material Liability for any Taxes outside such entity’s ordinary course of business has been incurred since December 31, 2017.

(b)              To the knowledge of Seller and Seller Parent, no claim has ever been made by a Tax Authority in any jurisdiction where Holdco or any Company, as the case may be, does not file Tax Returns that such entity is required to file Tax Returns in such jurisdiction.

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(c)              Neither Holdco nor any Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and Purchaser is not required to withhold Taxes on the purchase of the Shares by reason of Section 1445 of the Code.

(d)              Neither Holdco nor any Company is a party to or bound by any contract, plan or arrangement covering any employee or former employee, nor is there any agreement (including this Agreement) that Holdco or any Company is a party to that under any circumstances could obligate Holdco or any Company, to make payments to an employee or former employee that, individually or in the aggregate, could give rise to any payment (nor have any payments been made) that would not be deductible pursuant to Section 162 or 280G of the Code.

(e)              To the knowledge of Seller and Seller Parent, (i) neither Holdco nor any Company has ever been a member of an affiliated group filing a consolidated United States federal income Tax Return, (ii) neither Holdco nor any Company is a party to any tax allocation, tax sharing or tax indemnification agreement or similar contract or arrangement, whether formal or informal and (iii) neither Holdco nor any Company has any liability for Taxes of any other Person under the Code or any other law, as a transferee or successor, by contract or otherwise.

3B.7      No Other Representations or Warranties. Other than the representations and warranties expressly contained in this Section 3, neither Seller nor Seller Parent makes any representations or warranties, express or implied, relating to the Shares, the Vessels, the transactions contemplated hereby or any other matters, and any such other representation or warranty is hereby disclaimed and has not been relied upon by Purchaser. Purchaser hereby acknowledges that in making the representations and warranties in this Section 3 with respect to the Acquired Entities, Seller and Seller Parent have relied upon the representations and warranties made by Gener8 under the Merger Agreement and Seller’s and Seller Parent’s limited due diligence of the Acquired Entities in connection therewith. Notwithstanding the foregoing, nothing in this Section 3B.7 is intended to impede a claim for fraud.

Section 4.               Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as of the date hereof and as of the Closing Date that:

4.1           Organization and Power. Purchaser is a corporation, duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Purchaser has the power and authority to conduct its business as it is now being conducted and Purchaser has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.

4.2           Authorization. The execution, delivery and performance by Purchaser of this Agreement, and the consummation by Purchaser of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Purchaser, and this Agreement constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

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4.3          Noncontravention.

(a)              None of the execution, delivery and performance by Purchaser of this Agreement nor the consummation by Purchaser of any of the transactions contemplated hereunder will, directly or indirectly, (i) contravene, conflict with or result in any violation of or constitute a breach of any of the terms or provisions of the articles of incorporation, the by-laws or other organizational documents of Purchaser and (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made, contravene, conflict with or violate any Law applicable to Purchaser.

(b)              None of the execution, delivery and performance by Purchaser of this Agreement nor the consummation by Purchaser of any of the transactions contemplated hereunder will require any consents or approvals or authorizations of, or registrations, filings or declarations with, any Governmental Authority or any other Person, except (i) Consents with respect to the Term Loan B Facility and (ii) such filings as may be required by any applicable securities Laws.

4.4          Brokers. Except for Jefferies Group LLC and Citibank, N.A., each of whose fees shall be payable by Purchaser or International Seaways, Inc., no broker, finder or investment bank has acted for Purchaser or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby, and no broker, finder or investment bank is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of Purchaser or any of its Affiliates.

4.5          Adequate Resources. Purchaser will have, at the Closing, adequate cash resources available to it, when taken together (if necessary) with contemplated debt financing which has been identified to Seller, in order to make payment of the Purchase Price hereunder.

4.6          No Other Representations or Warranties. Other than the representations and warranties expressly contained in this Section 4, Purchaser makes no representations or warranties, express or implied, relating to Purchaser or the transactions contemplated hereby or any other matters, and any such other representation or warranty is hereby disclaimed and has not been relied upon by Seller or Seller Parent. Notwithstanding the foregoing, nothing in this Section 4.6 is intended to impede a claim for fraud.

Section 5.             Conditions Precedent to Closing.

5.1          Conditions Precedent to Closing by Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or written waiver by Purchaser, if permissible under applicable Law) of the following conditions precedent at or before the Closing:

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(a)              The representations and warranties made by Seller and Seller Parent in Section 3 hereof shall be true and correct in all material respects at the time of the Closing (without regard to any qualification therein as to materiality or “Material Adverse Effect”), with the same force and effect as if they had been made at and as of the time of the Closing (except for representations and warranties made as of a specified date, which shall be true and correct as of that specified date);

(b)              Each of Seller and Seller Parent shall have duly complied with and performed in all material respects all covenants and agreements of Seller herein which are required to be complied with or performed by it at or before the Closing;

(c)              All notifications, consents, authorizations, approvals and clearances from each Governmental Authority and any other Person required to be made or obtained, in connection with the transactions provided for in this Agreement shall have been made or obtained;

(d)              The Gener8 Closing shall have occurred on terms that do not materially impede, interfere with, prevent, delay or limit the economic benefit to Purchaser of the transactions contemplated by this Agreement;

(e)              Since December 31, 2017, there shall not have occurred any Material Adverse Effect, nor shall any Effect have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect;

(f)               Purchaser shall have been furnished with a certificate, dated as of the Closing Date and in form and substance satisfactory to Purchaser, executed by an authorized officer of each of Seller and Seller Parent, certifying to the fulfillment of the conditions specified in Section 5.1(a), Section 5.1(b) and Section 5.1(e) hereof;

(g)              No later than five (5) Business Days prior to the Company Shareholders Meeting (as defined in the Merger Agreement), the lenders under Purchaser’s Term Loan B Facility shall have consented to the transactions contemplated by this Agreement, and/or to the financing necessary in connection therewith, and agreed to amend the Term Loan B Facility to the extent necessary in order to consummate the transactions contemplated by this Agreement, in each case on terms and conditions reasonably satisfactory to Purchaser, as contemplated by the definition of SPA Term Loan B Consent Notice or, if applicable, Sale and Repurchase Term Loan B Consent Notice;

(h)             Each Vessel inspected by Purchaser shall have been delivered to Purchaser as she was at the time of inspection by Purchaser, ordinary wear and tear excepted;

(i)               Seller shall have delivered to Purchaser one or more duly authorized and executed stock certificates representing the Shares along with corresponding duly executed stock powers in favor of Purchaser or its nominee, the corporate formation and corporate governance documents and all amendments, minute books, stock book, share registers and all other corporate records of each Company and of Holdco;

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(j)               Seller shall have delivered to Purchaser the documents and instruments set forth on Annex C; and

(k)              There shall be no Order in effect that restrains, enjoins or otherwise prohibits the consummation of the Closing.

5.2          Conditions Precedent to Closing by Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction (or written waiver by Seller, if permissible under applicable Law) of the following conditions precedent at or before the Closing:

(a)              The representations and warranties made by Purchaser in Section 4 hereof shall be true and correct all material respects at the time of the Closing (without regard to any qualification therein as to materiality or “Material Adverse Effect”), with the same force and effect as if they had been made at and as of the time of the Closing (except for representations and warranties made as of a specified date, which shall be true and correct as of that specified date);

(b)              Purchaser shall have duly complied with and performed in all material respects all covenants and agreements of Purchaser herein which are required to be complied with or performed by it at or before the Closing Date;

(c)              The Gener8 Closing shall have occurred;

(d)              The lenders under the Facility Agreement shall have consented to the transactions contemplated by this Agreement, unless Purchaser shall be prepared to pay off the debt under the Facility Agreement at the Closing;

(e)              Seller shall have been furnished with a certificate, dated as of the Closing Date, executed by an authorized officer of Purchaser, certifying to the fulfillment of the conditions specified in Section 5.2(a) through 5.2(b) hereof; and

(f)               There shall be no Order in effect that restrains, enjoins or otherwise prohibits the consummation of the Closing.

Section 6.               Covenants.

6.1           Reasonable Best Efforts. Each of Seller, Seller Parent and Purchaser shall use its respective reasonable best efforts to satisfy the conditions provided in Section 5.1 and Section 5.2; provided that no party shall be required to cause the occurrence of the condition specified in Section 5.1(d) or Section 5.2(c) to be satisfied.

6.2           Interim Covenant. Neither Seller nor Seller Parent will amend, modify or terminate or waive any provision set forth in the Merger Agreement, or otherwise take any action that would reasonably be expected to impede, interfere with, prevent, delay or limit the economic benefit to Purchaser of the transactions contemplated by this Agreement in the event that the Gener8 Closing occurs. Each of Seller and Seller Parent shall use its respective reasonable best efforts to cause Gener8 to comply with its obligations pursuant to Section 6.1 of the Merger Agreement. Neither Seller Parent nor Seller shall, without Purchaser’s prior written consent, waive any covenant or condition for its benefit under the Merger Agreement, to the extent such covenant or condition directly or indirectly relates to, or could reasonably be expected to affect the value of, any of the Vessels or Acquired Entities.

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6.3          Debt Consents and Financial Reporting Obligations. Each of Seller and Seller Parent shall use its respective reasonable best efforts to, and to cause Gener8 to provide Purchaser (i) as promptly as reasonably practicable following the date of the applicable request by Purchaser, such financial data, financial statements and/or financial information as Purchaser shall reasonably request for Purchaser and International Seaways, Inc. to be able to prepare (x) audited annual and unaudited quarterly historical financial statements regarding the Acquired Entities and (y) pro forma financial information regarding the Acquired Entities giving effect to the Closing, in each case only to the extent the same would be required to be filed with the SEC by Purchaser on a Current Report on Form 8-K in connection with the Closing pursuant to Item 9.01(a) or Item 9.01(b) thereof (such information as specified by Purchaser, the “Required Financial Information”) and (ii) such other cooperation and assistance as Purchaser shall reasonably request, including for the avoidance of doubt in connection with obtaining an unqualified audit opinion with respect to any required annual historical financial statements, in connection with the preparation of the Required Financial Information.

6.4          Tax Covenants.

(a)              Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Holdco and each Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Seller shall provide such Tax Returns to Purchaser for review and comment no later than thirty days prior to the date on which such Tax Return is required to be filed, and Seller shall incorporate Purchaser’s reasonable comments thereto. Seller shall pay to Purchaser all Taxes indicated as due and payable with respect to such periods no later than five days prior to the filing deadline for such Tax Return (except to the extent such Taxes have already been included in the calculation of the Closing Net Asset Amount). Holdco or the relevant Company, as the case may be, shall be credited for and shall be entitled to receive any refunds with respect to such Taxes.

(b)              Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns for periods beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) for each of Holdco and the Companies, and shall cause Holdco and each such Company to pay any Taxes shown to be due thereon; provided, however, that to the extent any such Tax Return includes Pre-Closing Taxes, no later than five days prior to the filing of any such Tax Return, Seller shall pay to Purchaser (in immediately available funds and in the applicable currency) the amount of Pre-Closing Taxes reflected therein (except to the extent such Taxes have already been included in the calculation of the Closing Net Asset Amount). With respect to any Straddle Period, the portion of such Tax that relates to the portion of the Straddle Period ending on the Closing Date (the “Pre-Closing Tax Straddle Period”) shall, in the case of any, (i) real, personal and intangible personal Property Taxes of Holdco and each Company (“Property Taxes”) be equal to the amount of such property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Straddle Period and the denominator of which is the number of days in the Straddle Period; and (ii) Taxes of Holdco and/or each Company (other than Property Taxes), be equal to the amount that would be payable if such taxable period ended as of the close of business on the Closing Date.

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(c)              Purchaser, Holdco, each Company, Seller and Parent Seller shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns pursuant to Section 6.4 and in defending any audit, litigation or other proceeding with respect to Taxes of Holdco or any Company (a “Tax Contest”). Such cooperation shall include Purchaser, Holdco and each Company providing to Seller, or Seller or Seller Parent providing to Purchaser (as applicable), the same information as provided to auditors in connection with any Tax Contest at the same time that Purchaser, Holdco or such Company, or Seller or Seller Parent as the case may be, provides such information to auditors, the retention and (upon the other parties’ request) the provision of records and information that are reasonably relevant to any such Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder ; provided, however, that nothing herein shall require any party to provide information that is privileged if the disclosure is reasonably expected to result in the loss of such privilege. Each of Holdco and each Company agrees to (i) retain all Books and Records with respect to Tax matters pertinent to it relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) give the other parties reasonable written notice prior to transferring, destroying or discarding any such Books and Records and, if the other parties so request, Holdco or such Company shall allow the other parties to take possession of such Books and Records.

(d)              Any party who receives any notice of a pending or threatened Tax Contest relating to Holdco, any Company, Seller or Seller Parent with respect to Holdco or any Company, which may give rise to Liability of another party hereto, shall promptly notify Purchaser and Seller within ten Business Days of the receipt of such notice. The parties each agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any Tax Contest to the extent that such Tax Contest could affect a Liability of such other parties (including indemnity obligations hereunder). Seller shall have the right to represent Holdco’s and each Company’s interests in any Tax Contest and to employ counsel of Seller’s choice, but reasonably satisfactory to Purchaser, at Seller’s expense, but only to the extent such Tax Contest pertains to Pre-Closing Taxes (other than Taxes that relate to a Straddle Period). Purchaser shall have the right to participate in such proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such proceeding which does not affect a potential Liability of Seller. In the case of a Tax Contest relating to a Straddle Period, Purchaser and Seller shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for the related Taxes, at their own expense. Notwithstanding the foregoing, Seller shall not agree to any settlement for any taxable period that would affect Tax Liabilities of Purchaser, Holdco or any Company for any taxable period beginning on or after the Closing Date without the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed, and Purchaser shall not agree to any settlement for any taxable period that would affect Tax Liabilities of Seller, Seller Parent, Holdco or any Company for any taxable period ending on or prior to the Closing Date or, though it ends after the Closing Date, materially affects taxable periods prior thereto without the prior written consent of Seller, such consent not to be unreasonably withheld or delayed. Purchaser shall be entitled to control, in its discretion and at its expense, any other Tax Contests with respect to Holdco or any Company.

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(e)              Purchaser and Seller further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any governmental entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that would be imposed with respect to the transactions contemplated hereby.

(f)              All tax sharing agreements or similar agreements with respect to or involving Holdco or any Company (including any tax sharing agreement or similar agreement between Seller and Holdco or any Company) shall be terminated as of the Closing Date and, after the Closing Date, no Company shall be bound thereby or have any Liability thereunder.

6.5           Use of Name. As promptly as practicable after the Closing Date, and in any event not later than six months after the Closing Date (unless the consent of the lenders for the name changes contemplated by this Section 6.5 pursuant to the Facility Agreement shall not have been obtained by the end of such six-month period, in which case such period shall be extended by an additional three months), Purchaser agrees that it will cease, and will cause Holdco and the Companies to cease all use of the “Gener8” name, including on the Vessels and in their corporate names and materials.

6.6           Settlement of Intercompany Accounts. Except as set forth on Schedule 6.6 of the Seller Disclosure Schedules, Purchaser, Seller and Seller Parent agree and shall cause their respective Affiliates to agree (and Purchaser shall cause the Acquired Entities to agree) that, from and after immediately prior to the Closing, all rights and obligations of any party under any agreement or arrangement (including all intercompany receivables and payables between entities) between Gener8, Seller Parent, Seller and any of their respective Affiliates (other than the Acquired Entities), on the one hand, and the Acquired Entities, on the other hand, including any power of attorney delivered by any Acquired Entity in favor of Gener8, Seller Parent, Seller or any of their respective Affiliates (other than the Acquired Entities), shall terminate and be cancelled without any further Liability, including Liability relating to any period prior to the Closing.

6.7           Access to Information. After the date hereof until the Closing Date (and subject to applicable Law), each of Seller and Seller Parent shall, and each shall use its respective reasonable commercial efforts to cause Gener8 to cause each Acquired Entity to, upon reasonable notice and during normal business hours, (a) provide (and cause their respective officers and other Representatives to provide) such assistance and cooperation as is reasonably requested by Purchaser; (b) provide Purchaser and its Representatives with access to (i) the accounting books and other business, financial and operating data, records, plans, reports and documents related to, and employees and personnel knowledgeable about, the Acquired Entities, their respective current and former assets (including the Vessels), Liabilities and operations and related information reasonably requested by Purchaser, and (ii) each Vessel’s superintendent employed by the third party manager; and (c) instruct the Representatives of Gener8 and the ship managers and pool managers of the Vessels to cooperate with Purchaser in the matters described in clauses (a) and (b) above. Notwithstanding anything to the contrary in this Agreement, none of Seller Parent, Seller, any Acquired Entity or Gener8 (or any of their respective Affiliates) shall be required to provide such access (or to use efforts to attempt to provide such access) or disclose any information if doing so is reasonably likely to (x) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (y) violate any material Contract to which it is a party or to which it is subject or applicable Law (it being understood that Seller shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to Purchaser to occur without so waiving privilege or violating such Contract or Law).

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6.8.         Books and Records. As promptly as practicable after the later to occur of (a) Seller’s receipt of the Books and Records of the Acquired Entities and (b) the Closing, to the extent not previously delivered, Seller shall deliver or cause to be delivered to Purchaser all Books and Records of each of the Acquired Entities, without regard to whether such Books and Records were originally kept by such Acquired Entity.

6.9          Insurance.

(a)              Neither Seller Parent nor Seller shall (and each shall use its respective reasonable efforts to cause Gener8 not to) permit any policy set forth on Schedule 3B.4 of the Seller Disclosure Schedules to be cancelled, terminate or lapse, unless, simultaneously with such cancellation, termination or lapse, replacement policies underwritten by insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect, in each case, to the extent such cancellation, termination or lapse would affect coverage of the Acquired Entities or Vessels for any period prior to the Closing.

(b)              With respect to acts, omissions, events or circumstances relating to Holdco, any Company or any Vessel that occurred or existed prior to the Closing (“Pre-Closing Occurrences”) that are covered or potentially covered by any occurrence-based policies under which Holdco, any Company or any Vessel was an insured or otherwise covered on or prior to Closing (each a “Covered Insurance Claim” and collectively, “Covered Insurance Claims”), Holdco or the relevant Company may, or may cause Seller or its Affiliates to make, Covered Insurance Claims on its behalf under such occurrence-based policies subject to the terms and conditions of such occurrence-based policies and this Agreement, to the extent such coverage and limits are available; it being understood that Seller hereby authorizes each Acquired Entity to submit and pursue claims for any and all Pre-Closing Occurrences arising in connection with the Vessels or the relevant Acquired Entity to the applicable insurance providers of Seller or its Affiliates to the extent permitted under the applicable Policy and where not permitted, Seller agrees, upon receipt of a written request by Purchaser, to use its reasonable best efforts to submit and pursue such claims on Purchaser’s behalf.

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6.10         Cooperation. On the terms and subject to the conditions of this Agreement, Seller Parent, Seller and Purchaser shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to (i) cause the conditions precedent to the Closing set forth in Section 5 to be satisfied prior to the Outside Date (as defined below); provided that no party shall be required to use reasonable best efforts to ensure the occurrence of the condition specified in Section 5.1(d) or Section 5.2(c) and (ii) consummate and make effective the transactions contemplated by this Agreement and cause the Closing to occur. Purchaser, Seller and Seller Parent shall furnish to each other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is required by any Law or Governmental Authority or, with respect to periods which precede or include the Closing Date, any report required under the Facility Agreement or any Finance Document (as defined in the Facility Agreement). In addition, each party shall use its respective reasonable best efforts to obtain, and to cooperate in obtaining, all consents from Third parties, in each case required as a result of or in connection with the transactions contemplated hereby. Without limiting the generality of the foregoing, Purchaser shall, no later than five (5) Business Days prior to the Company Shareholders Meeting (as defined in the Merger Agreement), provide to Seller one of the following notices: (a) an SPA Term Loan B Consent Notice, (b) a Sale and Repurchase Term Loan B Consent Notice or (C) a Term Loan B Consent Failure Notice.

6.11         Confidentiality. From and after the Closing, Seller and Seller Parent shall, and shall cause their respective Affiliates and Representatives to, keep confidential any and all non-public information relating to the Vessels and the Acquired Entities; provided, that notwithstanding the foregoing, such non-public information shall not include information that (a) is or becomes generally available to the public other than as a result of a disclosure by Seller or Seller Parent or any of their respective Affiliates or Representatives in breach of this Section 6.11; or (b) is required to be disclosed by any applicable Law or Order, including applicable rules of any securities exchange.

6.12         Obligations of Seller and Gener8. Seller Parent shall cause Seller and, following the Closing, Gener8 (as the surviving party to the Merger) to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 7.               Termination.

7.1           Termination Date. The provisions of this Agreement shall terminate on the earliest to occur of (a) termination of the Merger Agreement in accordance with its terms; (b) delivery of written notice by Purchaser or Seller announcing its intent to terminate in the event Seller or Seller Parent, in the case of Purchaser, or Purchaser, in the case of Seller, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement and such breach would cause a failure of any condition set forth in Section 5 (other than a breach by Purchaser that causes the conditions set forth in Section 5.1(g) to fail), provided that if curable, such termination shall not occur if such breach has been cured within a period of ten days following such notification; (c) delivery of written notice by Purchaser or Seller in the event any Governmental Authority has issued an Order permanently enjoining the transactions contemplated by this Agreement or the Merger Agreement, and such Order has become final and non-appealable; or (d) delivery of written notice by Purchaser or Seller on or after June 30, 2018 if the Closing has not yet occurred by such date (the “Outside Date”); provided the party seeking to terminate this Agreement is not then in material breach hereof; and provided, further, that in no event shall Purchaser be entitled to terminate this Agreement if the Closing has not yet occurred by the Outside Date as the direct result of a failure of the conditions set forth in Section 5.1(g). This Agreement may also be terminated at any time prior to the Closing Date by mutual written consent of Purchaser and Seller.

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7.2        Sale and Repurchase Term Loan B Consent Notice. Notwithstanding anything to the contrary in Section 7.1, no later than three (3) Business Days following Seller’s receipt of a Sale and Repurchase Term Loan B Consent Notice, Seller shall deliver written notice to Purchaser either to (a) terminate this Agreement or (b) effect the following transactions (this Agreement consequently being deemed modified to reflect such transactions, mutatis mutandis):

(i)     at the Closing, Seller, Seller Parent and Purchaser shall consummate the transactions contemplated by this Agreement, upon the terms and conditions set forth herein; provided that for purposes of payment of the Estimated Purchase Price, Purchaser shall have the right to deliver the Gener8 Andriotis Note and the Gener8 Militiades Note in lieu of the equivalent amount of cash due to Seller under Section 2.2; and

(ii)    Seller shall repurchase the Gener8 Andriotis and the Gener8 Militiades from Purchaser no later than, with respect to each Vessel, the date when such Vessel is next in one safe port or anchorage or berth free from cargo following the Closing, pursuant to the terms and conditions set forth in the memoranda of agreement with respect to the Gener8 Andriotis and Gener8 Militiades (substantially in the form of the Laura Lynn MOA, as set forth on Annex E, with logical changes including but not limited to those set forth in the cover page to Annex E), with the consideration for the repurchase of the Gener8 Andriotis being the cancellation of all but $1,500,000 of the Gener8 Andriotis Note and, if applicable, payment of cash consideration equal to the amount by which the face value of the Gener8 Andriotis Note is less than $73,000,000 and the consideration for the repurchase of the Gener8 Militiades being the cancellation of all but $1,500,000 of the Gener8 Militiades Note and, if applicable, payment of cash consideration equal to the amount by which the face value of the Gener8 Militiades Note is less than $73,000,000;

provided, that the obligation of Purchaser to consummate the transactions contemplated by this Section 7.2(b) is subject to the Laura Lynn MOA not having been terminated prior to the Closing other than as a result of (X) the total (or constructive) loss of the vessel, (Y) frustration of contract not resulting from the actions, omissions or conduct of either party to the Laura Lynn MOA, or (Z) the willful actions, omissions or conduct of Purchaser’s affiliate that is a party to the Laura Lynn MOA.

7.3           Term Loan B Consent Failure Notice. Notwithstanding anything to the contrary in Section 7.1, no later than three (3) Business Days following Seller’s receipt of a Term Loan B Consent Failure Notice, Seller shall deliver written notice to Purchaser either to (a) terminate this Agreement or (b) effect the following transactions (this Agreement consequently being deemed modified to reflect such transactions, mutatis mutandis):

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(i) at the Closing, (A) Seller shall sell to one or more subsidiary designees of Purchaser, and Purchaser shall cause such designees to purchase from Seller, Holdco and each of the Companies in exchange for (1) with respect to Holdco and the Companies that directly own the Gener8 Supreme, Gener8 Strength, Gener8 Chiotis and Gener8 Success, aggregate cash consideration of $288,000,000, (2) with respect to the Company that directly owns the Gener8 Andriotis, delivery of the Gener8 Andriotis Note and (3) with respect to the Company that directly owns the Gener8 Militiades, delivery of the Gener8 Militiades Note, (C) Seller shall cause all Indebtedness outstanding under the Facility Agreement to be paid in full and the Facility Agreement and any security arrangements related thereto to be terminated and released pursuant to a notice of prepayment which shall have been delivered by Gener8 to the lenders under the Facility Agreement at least ten Business Days prior to the Closing Date; provided that each of Seller and Seller Parent shall use their respective reasonable commercial efforts to cause Gener8 to deliver such notice of prepayment on the first Business Day following the Company Shareholders Meeting (as defined in the Merger Agreement), and (D) the parties shall enter into memoranda of agreement substantially in the form set forth on Annex E (with logical changes including but not limited to those set forth in the cover page to Annex E) with respect to each of the Gener8 Andriotis and Gener8 Militiades providing for the sale of each such Vessel by Purchaser to Seller;

(ii) at such time as the Gener8 Andriotis is next in one safe port or anchorage or berth free from cargo following the Closing, pursuant to the memorandum of agreement referenced in Section 7.3(b)(i)(D) above, Purchaser shall cause its designee to sell to Seller, and Seller shall purchase from such designee, the Gener8 Andriotis in exchange for cancellation of all but $1,500,000 of the Gener8 Andriotis Note; and

(iii) at such time as the Gener8 Militiades is next in one safe port or anchorage or berth free from cargo following the Closing, pursuant to the memorandum of agreement referenced in Section 7.3(b)(i)(D) above, Purchaser shall cause its designee to sell to Seller, and Seller shall purchase from such designee, the Gener8 Militiades in exchange for cancellation of all but $1,500,000 of the Gener8 Militiades Note;

provided, for the avoidance of doubt, that the amounts payable by Purchaser at each Closing under this Section 7.3 shall be subject to Closing Net Asset Amount adjustment as contemplated by Section 1 in respect of each Company; provided, further, that the obligation of Purchaser to consummate the transactions contemplated by this Section 7.3(b) is subject to the Laura Lynn MOA not having been terminated prior to the Closing, other than as a result of (X) the total (or constructive) loss of the vessel, (Y) frustration of contract not resulting from the actions, omissions or conduct of either party to the Laura Lynn MOA, or (Z) the willful actions, omissions or conduct of Purchaser’s affiliate that is a party to the Laura Lynn MOA.

7.4           Break-Up Fee. In the event that this Agreement has been terminated pursuant to (a) Section 7.1(a); (b) Section 7.1(b), due to a breach by Seller or Seller Parent of this Agreement; or (c) Section 7.1(d), other than as the direct result of a failure of one of the conditions set forth in Section 5.1(c) or Section 5.1(g), and provided that in the case of a termination pursuant to clause (a), (b) or (c) above, Seller or Seller Parent has received a break-up fee under the Merger Agreement or if the Merger is consummated (unless termination of this Agreement shall be attributable to actions or inactions of Purchaser, including any breach of this Agreement), the sole remedy of Purchaser shall be the payment by the Seller to Purchaser of a break-up fee equal to $5,000,000, by wire transfer of immediately available U.S. dollar funds, within three Business Days following receipt by Seller or Seller Parent of its break-up fee under the Merger Agreement or consummation of the Merger, as the case may be. In the event this Agreement shall terminate due to the failure of the Gener8 Closing to occur, and the Seller does not receive the break-up fee under the Merger Agreement, the Seller shall have no other liability hereunder. In the event this Agreement shall terminate under any circumstance other than as a result of a breach by Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement, Purchaser shall have no liability hereunder.

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7.5           Effect of Termination. In the event of termination of this Agreement in accordance with Section 7.1, (a) this Agreement shall be null and void and of no further force and effect, except that Section 7.4, this Section 7.5 and Section 12 through Section 21 shall survive any such termination, and (b) such termination shall otherwise relieve each party to this Agreement from Liability for all violations of this Agreement that occurred prior to such termination other than Liability for any fraud or intentional breach that occurred prior to such termination. For purposes of this Agreement, the “intentional breach” by a party shall mean an action or omission taken or omitted to be taken that such party intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of this Agreement.

Section 8.               Survival of Representations, Warranties and Agreements.

8.1           The covenants, representations and warranties of Seller and Purchaser contained herein shall survive the Closing; provided, however, that the representations and warranties of the parties contained in Sections 3 and 4 shall only survive the Closing Date for a period ending on the first anniversary of the Closing Date.

Section 9.               Indemnification.

9.1           Subject to the terms and conditions of this Section 9 (including those set forth on Annex D and incorporated herein), each party (the “Indemnifying Party”) agrees to indemnify and hold the other party (the “Indemnified Party”) harmless against any and all reasonable and documented losses, costs and expenses (including legal expenses, taxes (including any interest and penalties) and other expenses), resulting from or relating to:

(a)	any misrepresentation or breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any certificate or other instrument delivered by it at the Closing;

(b)	any breach of any covenant of the Indemnifying Party contained in this Agreement;

(c)	any and all actions, suits, demands, assessments or judgments with respect to any claim arising out of or relating to the subject matter of such indemnification; and

(d)	with respect to Purchaser as the Indemnified Party, any Legal Proceeding arising out of or relating to the Merger Agreement or the transactions contemplated thereby, to the extent Purchaser is made a party to such Legal Proceeding.

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9.2           Any payments made pursuant to Section 9 shall be treated as an adjustment to the Purchase Price for United States federal income tax purposes. Other than in the case of fraud, the parties’ respective indemnification obligations under Section 9.1(a) and, to the extent relating to Section 9.1(a), Section 9.1(c) of this Agreement are capped at 10% of the Purchase Price, except in the case of a breach of Section 3A.6 (Valid Title), Section 3B.2 (Capitalization) and the first sentence of Section 3B.3 (Title to Vessels) which shall be capped at the Purchase Price. Notwithstanding anything herein to the contrary, neither Seller nor Seller Parent shall have any liability under this Agreement (for indemnification or otherwise) for any breach to the extent that any losses or damages resulting therefrom are included as Liabilities in the Closing Net Asset Amount or would otherwise result in double recovery for any such indemnifiable losses or damages.

9.3           In any instance in which the Indemnifying Party shall be required to indemnify the Indemnified Party under this Agreement, the parties shall comply with the terms and conditions of Annex D.

9.4           In no event shall Purchaser, Seller Parent or Seller be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party under this Section 9, or otherwise be liable in connection with this Agreement, the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby, for any losses or damages that are punitive, incidental, consequential, special or indirect; provided, however, that the foregoing limitations shall not apply to any such losses or damages (i) to the extent such losses or damages were reasonably foreseeable or (ii) if any Indemnified Party is held liable to any third party for such losses or damages.

Section 10.            Specific Performance. The parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at Law or in equity.

Section 11.             Exclusive Remedy. Except for the assertion of any claim based on fraud, the remedies provided in Sections 7, 9 and 10 shall be the sole and exclusive legal remedies of the parties with respect to any and all claims arising out of or in connection with this Agreement and the transactions contemplated hereby.

Section 12.             Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

if to Purchaser, to:

Seaways Holding Corporation

c/o International Seaways Ship Management LLC

600 Third Avenue 39th Floor

New York NY, 10016

Attention:	General Counsel

Email: LegalDepartment@intlseas.com

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with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton

One Liberty Plaza

New York NY, 10006

Attention:	Neil Q. Whoriskey and Paul M. Tiger

Email: nwhoriskey@cgsh.com and ptiger@cgsh.com

if to Seller or to Seller Parent, to:

Euronav NV

De Gerlachekaai 20

2000, Antwerp, Belgium

Attention:	Egied Verbeeck, General Counsel
An Goris, Secretary General

Facsimile No.: +32 (3) 247-4409

Email: legal@euronav.com

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Attention:	Gary Wolfe and Michael S. Timpone

Email: wolfe@sewkis.com and timpone@sewkis.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 13.             Entire Agreement; Effect on Prior Documents. This Agreement (including the exhibits, schedules, annexes and appendices hereto) constitutes the entire agreement among the parties with respect to the transactions contemplated hereby and supersedes all prior negotiations, commitments, agreements and understandings among them with respect thereto, including, for the avoidance of doubt, the letter of intent dated as of December 20, 2017 between Seller Parent and International Seaways, Inc.

Section 14.             Amendments; Waiver. Except as otherwise provided herein, this Agreement may be amended, and compliance with any provision of this Agreement may be omitted or waived, only by the written agreement of Seller, Seller Parent and Purchaser. Notwithstanding the foregoing, no failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 15.             Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement. Delivery of an executed copy of this Agreement by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy.

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Section 16.             Assignment; Third Party Beneficiaries. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, but neither this Agreement nor an of the rights, interest or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and any purported assignment in violation hereof shall be void. Notwithstanding the foregoing, either party may assign its rights or interests hereunder to an Affiliate; provided that any such assignment shall not relieve the assigning party of its obligations hereunder. The terms and conditions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assignees, and it is not the intention of the parties to confer third party beneficiary rights on any Person.

Section 17.             Headings; Interpretation. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use in this Agreement of the term “including” means including “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All references to “day” or “days” are to calendar days, unless reference is made to “Business Days”. If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day. All references to monetary amounts are to the currency of the United States.

Section 18.             Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, provided, in the event enforcement of this Agreement in the absence of the unenforceable or invalid provision would result in a party being deprived of a material benefit of the original bargain, the parties will in good faith reform this Agreement to reflect their original intentions as closely as possible.

Section 19.             Expenses. Each of the parties agrees to pay its own expenses incident to this Agreement and the performance of its obligations hereunder.

Section 20.             Further Assurances. From and after the Closing, upon the request of a party, the other party will execute and deliver such instruments, documents, conveyances or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

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Section 21.             Public Announcements. Seller, Seller Parent and Purchaser shall work together to coordinate public but separate announcements of the transactions contemplated by this Agreement (which have been approved by Gener8). Notwithstanding the foregoing, except as and to the extent required by law or to effectuate the transactions contemplated hereunder, each of Seller, Seller Parent and Purchaser agrees not to make any other public announcements concerning the subject of this Agreement without the prior written consent of the other party and Gener8, and each party shall direct its representatives not to make, directly or indirectly, any press release, public comment, statement or other communication or announcement with respect to this Agreement between the parties or any of the terms, conditions or other aspects of the transactions contemplated by this Agreement. To the extent any such disclosure is required by Law or the applicable rules of any stock exchange, the party required to disclose such information shall notify the other party in writing and obtain its consent to the form and content of such disclosure (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without the prior consent of the other parties (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement to the extent required by applicable Law or the applicable rules of any stock exchange. Except as provided above, the existence, nature, terms and conditions of this Agreement are strictly confidential and shall not be disclosed by either of the parties in any manner or form, directly or indirectly, to any person or entity under any circumstances.

Section 22.             Governing Law; Jurisdiction; Waivers.

22.1         Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the Law of the Republic of the Marshall Islands is mandatorily applicable to this Agreement.

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22.2         Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW. NOTHING IN THIS SECTION 22.2 SHALL LIMIT THE JURISDICTION OF THE DISPUTE ACCOUNTANTS SET FORTH IN SECTION 1.5, ALTHOUGH CLAIMS MAY BE ASSERTED IN THE COURTS DESCRIBED IN THIS SECTION 22.2 FOR PURPOSES OF ENFORCING THE JURISDICTION AND JUDGMENTS OF THE DISPUTE ACCOUNTANTS.

22.3         Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SELLER:

EURONAV MI INC.

By:	/s/ Hugo De Stoop
Name: Hugo De Stoop
Title: Directo

SELLER PARENT:

EURONAV NV

By:	/s/ Egied Verbeeck
Name: Egied Verbeeck
Title: Member of the Executive Committee

PURCHASER:

SEAWAYS HOLDING CORPORATION

By:	/s/ Lois K. Zabrocky
Name: Lois K. Zabrocky
Title: President and Chief Executive Officer

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ANNEX A

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

“Accounting Principles” means, as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, (a) in accordance with the accounting principles (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) adopted in the Trial Balance Sheet, and (b) to the extent not addressed by clause (a), in accordance with GAAP; provided, however, that in the event that the accounting treatment of any item is specifically prescribed in this Agreement (other than this definition), then such accounting treatment shall prevail over any conflicting accounting treatment that would be prescribed by this definition.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this Agreement, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Books and Records” means, with respect to any Person, all books, ledgers, files, reports, plans, records (including shipping records), manuals and other materials (in any form or medium) of, or maintained for, or in respect of, such Person.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York and Belgium are authorized or required by applicable Law to close.

“Cash and Cash Equivalents” means “cash and cash equivalents”, calculated in accordance with the Accounting Principles; provided, that “Cash and Cash Equivalents” does not include any restricted cash other than cash and cash equivalents held in the Debt Service Reserve Account or Minimum Liquidity Account.

“Closing Net Asset Amount” means the amount (which may be positive or negative) equal to the Current Assets minus the Company Liabilities.

“Closing Net Debt” means, as of 12:01 a.m., New York City time on the Closing Date, the amount (which may be positive or negative) equal to (a) the aggregate amount of, as of such time, without double counting, all outstanding Indebtedness of the Acquired Entities, including all amounts outstanding under the Facility Agreement, minus (b) the aggregate amount of all Cash and Cash Equivalents held by any Acquired Entity and all cash and cash equivalents held in the Debt Service Reserve Account or Minimum Liquidity Account as of such time (in each case, determined on a combined basis in accordance with the Accounting Principles).

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“Company Liabilities” means, as of 12:01 a.m., New York City time on the Closing Date, the Liabilities of the Acquired Entities, determined on a combined basis in accordance with the Accounting Principles; provided, that “Company Liabilities” shall not include (a) any Indebtedness to the extent taken into account in the determination of Closing Net Debt, (b) any “intercompany” amounts owed by the Acquired Entities to Seller Parent, Seller, Gener8 or any of their respective Affiliates or (c) future performance obligations under any Contract other than obligations arising from a breach or default thereunder that occurred or existed prior to the Closing.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, derivative, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Current Assets” means, as of 12:01 a.m., New York City time on the Closing Date, the current assets, other than Cash and Cash Equivalents, of the Acquired Entities (including the undistributed earnings due under any Pool Agreement and the net working capital held by a pool on behalf of the Acquired Entities pursuant to any Pool Agreement) determined on a combined basis in accordance with the Accounting Principles; provided, that “Current Assets” shall not include (a) any amount in respect of the Vessels, (b) any deferred financing costs or other intangible assets, (c) any prepaid insurance premiums, (d) any deferred Tax assets, (e) any “intercompany” amounts owed to the Acquired Entities by Seller Parent, Seller, Gener8 or any of their respective Affiliates or (f) any accounts receivable due from Gener8 or any of its Affiliates as of the Closing Date.

“Debt Service Reserve Account” has the meaning ascribed thereto in the Facility Agreement.

“Facility Agreement” means that certain facility agreement dated November 30, 2015, as supplemented by a supplemental agreement dated December 28, 2015, as amended and restated by an amending and restating deed dated June 29, 2016 and as further supplemented by a second supplemental agreement dated November 8, 2017 (the “Facility Agreement”), by and among Holdco, as borrower, Gener8, as parent guarantor, the Companies, as owner guarantors, Citibank, N.A. and Nordea, as global coordinators, the lenders from time to time party thereto and the other parties thereto.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Gener8 Andriotis Note” means the note to be issued by Purchaser at the Closing in the event the transactions contemplated by Section 7.2 or Section 7.3 are effected having a face amount (a) in the case of Section 7.2, equal to the lesser of (i) $73,000,000 and (ii) 50% of the Estimated Purchase Price, and (b) in the case of Section 7.3, $73,000,000, and in each such case such note shall be non-interest bearing and shall mature upon the earlier to occur of (Y) the consummation of the transactions contemplated by the memorandum of agreement with respect to the purchase and sale of the Gener8 Andriotis, or (Z) September 30, 2018.

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“Gener8 Militiades Note” means the note to be issued by Purchaser at the Closing in the event the transactions contemplated by Section 7.2 or Section 7.3 are effected having a face amount equal to (a) in the case of Section 7.2, the lesser of (i) $73,000,000 and (ii)50% of the Estimated Purchase Price, and (b) in the case of Section 7.3, $73,000,000, and in each such case such note shall be non-interest bearing and shall mature upon the earlier to occur of (Y) the consummation of the transactions contemplated by the memorandum of agreement with respect to the purchase and sale of the Gener8 Militiades or (Z) September 30, 2018.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Governmental Authority” means any foreign, supranational, federal, state, provincial or local government, court, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization (including any stock exchange), in any such case, of competent jurisdiction.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (a) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (b) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (c) obligation of such Person with respect to any sale/leaseback or similar arrangement in respect of any asset (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (d) all reimbursement obligations with respect to outstanding banker’s acceptances or letters of credit, but in the case of letters of credit only to the extent drawn as of such date, (e) Liability of such Person as of such date with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (f) responsibility or Liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing, and (g) obligations of the type referred to in clauses (a) through (f) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person). For the avoidance of doubt, “Indebtedness” shall exclude any item to the extent taken into account in the determination of Company Liabilities.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

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“Legal Proceeding” means any claim, litigation, action, suit (whether civil, criminal, administrative, judicial or investigative), audit, hearing, investigation, binding arbitration or mediation or proceeding, in each case commenced, brought, conducted, heard before or otherwise involving any Governmental Authority, arbitrator or mediator.

“Liability” means Indebtedness, debts, Taxes, commitments, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations (whether pecuniary or not, including obligations to perform or forbear from performing acts or services), fines or penalties, in each case whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on or off-balance sheet, and including those arising under any Contract, Law or proceeding.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Material Adverse Effect” means any change, effect, event, occurrence or development (“Effect”) that, individually or in the aggregate with all such other Effects, (a) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Vessels) or liabilities or results of operations of the Acquired Entities taken as a whole; provided, that none of the Effects to the extent attributable to the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) changes in applicable Law or GAAP or authoritative interpretations thereof, in each case, after the date hereof, (ii) changes in the global financial or securities markets or general global economic or political conditions, (iii) changes or conditions generally affecting the industry in which the Acquired Entities operate, (iv) acts of war, sabotage or terrorism, or any escalation or the worsening of the foregoing, or natural disasters, or (v) any failure by the Acquired Entities to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that, in the case of this clause (v), the underlying cause of any such failure may be taken into account in determining whether a Material Adverse Effect has occurred), or (b) has or would reasonably be expected to materially impair the ability of Seller Parent or Seller to perform its obligations under this Agreement.

“Minimum Liquidity Account” has the meaning ascribed thereto in the Facility Agreement.

“Order” means any injunction, judgment, decree, order, ruling, writ, prohibition, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority.

“Permitted Liens” has the meaning set forth in Section 3B.3 of this Agreement.

“Person” means any individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

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“Pool Agreements” means the pool agreements with VL8 Pool Inc. set forth on Schedule 3B.4 of the Seller Disclosure Schedules.

“Pre-Closing Taxes” means any Taxes of Holdco or any Company (or for which Holdco or any Company is liable) relating to any taxable period (or a portion thereof) ending on or prior to the Closing Date, including, for the avoidance of doubt, any Taxes allocable to the Pre-Closing Tax Straddle Period pursuant to Section 6.4(b) of this Agreement.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, consultants, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“Seller Disclosure Schedules” means the Seller Disclosure Schedules delivered by Seller to Purchaser prior to the execution of this Agreement and attached hereto.

“Sale and Repurchase Term Loan B Consent Notice” means a notice provided by Purchaser to Seller notifying Seller that the condition set forth in Section 5.1(g) with respect to the transactions contemplated by Section 7.2 (but not with respect to the other transactions contemplated by this Agreement) has been satisfied.

“SPA Term Loan B Consent Notice” means a notice provided by Purchaser to Seller notifying Seller that the condition set forth in Section 5.1(g) with respect to the transactions contemplated by this Agreement has been satisfied.

“Tax” (including with correlative meaning the terms “Taxes” and “Taxable”) means (a) all foreign, federal, state, local and other income, gross receipts, sales, use, ad valorem, value-added, intangible, unitary, transfer, franchise, license, payroll, employment, estimated, excise, environmental, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs, duties or other taxes, levies, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) as a result of transferee Liability, of having been a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of Law and (c) any Liability for payment of amounts described in clause (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person for Taxes.

“Tax Authority” means any Governmental Authority, board, bureau, body, Person, department or authority of any United States federal, state or local jurisdiction or any non-United States jurisdiction, having jurisdiction with respect to any Tax.

“Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, estimate or declaration of estimated tax relating to or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

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“Term Loan B Consent Failure Notice” means a notice provided by Purchaser to Seller notifying Seller that the condition set forth in Section 5.1(g) has not been satisfied for either the transactions contemplated by this Agreement or for the transactions contemplated by Section 7.2.

“Term Loan B Facility” means Purchaser’s existing term loan credit facility dated as of June 22, 2017 (as amended, restated, modified and/or supplemented from time to time.

“Trial Balance Sheet” means the trial balance sheet for each Acquired Entity as of December 31, 2017 provided to Purchaser prior to the execution of this Agreement.

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ANNEX B

COMPANIES; VESSELS

Company	Vessel Name	Classification Society	DWT	Year Built	IMO Number	Flag State

Gener8 Andriotis LLC	Gener8 Andriotis	ABS/CCS	301,014	2016	9727015	MI

Gener8 Chiotis LLC	Gener8 Chiotis	ABS/CCS	300,973	2016	9727027	MI

Gener8 Militiades LLC	Gener8 Militiades	ABS/CCS	301,038	2016	9727059	MI

Gener8 Strength LLC	Gener8 Strength	ABS/CCS	300,960	2015	9734342	MI

Gener8 Success LLC	Gener8 Success	ABS/CCS	300,932	2016	9727003	MI

Gener8 Supreme LLC	Gener8 Supreme	ABS/CCS	300,933	2016	9734654	MI

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ANNEX C

Closing Certificates/Documents/Instruments

(a)	Declaration of Class* or (depending on the Classification Society*) a Class Maintenance Certificate* issued within five (5) Days prior to the Closing Date confirming that each Vessel is in class free of condition/recommendation;

(b)	Certificate of good standing of Holdco and each Company dated not more than 5 Banking Days* prior to the Closing Date;

(c)	Letter of confirmation from the applicable Company addressed to Purchaser that, to the best of such Company’s knowledge, its Vessel is not blacklisted by any nation or international organization.

(d)	Certificate of Ownership and Encumbrance issued by the Deputy Maritime Commissioner of the Republic of the Marshall Islands evidencing that (i) each Company is the sole owner of its respective Vessel, and (ii) such Vessel is free from all encumbrances, mortgages and maritime liens other than the Mortgage.

*	The underscored capitalized terms above shall have the customary industry meanings and usage commonly ascribed to them in BIMCO SALESFORM 2012.

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ANNEX D

Matters Relating to Indemnification Procedures

Indemnification Procedures.

i.	All claims for indemnification pursuant to Section 9 shall be made in accordance with the procedures set forth on this Annex D. An Indemnified Party entitled to assert a claim for indemnification (a “Claim”) pursuant to Section 9 shall give the Indemnifying Party written notice of any such Claim (a “Claim Notice”), which notice shall include a description in reasonable detail of (i) the basis for, and nature of, such Claim, including the facts constituting the basis for such Claim, and (ii) the estimated amount of the losses or damages that have been or may be sustained by the Indemnified Party in connection with such Claim; provided, however, that any such Claim Notice need only specify such information to the knowledge of the Indemnified Party as of the date of such Claim Notice and shall not limit or prejudice any of the rights or remedies of any Indemnified Party on the basis of any limitations on the information included in such Claim Notice, including any such limitations made in good faith to preserve the attorney-client privilege, work product doctrine or any other privilege. Any Claim Notice shall be given by the Indemnified Party to the Indemnifying Party, (A) in the case of a Claim in connection with any Legal Proceeding made or brought by any third party against such Indemnified Party (a “Third-party Claim”), reasonably promptly following receipt of notice of the assertion or commencement of such Legal Proceeding, and (B) in the case of a Claim other than a Third-party Claim (a “Direct Claim”), reasonably promptly after the Indemnified Party determines that it intends to seek indemnification for such Direct Claim; provided, however, that no failure to give such prompt written notice shall relieve the Indemnifying Party of any of its indemnification obligations hereunder except to the extent that the Indemnifying Party is materially and adversely prejudiced by such failure. The Indemnifying Party and Indemnified Party will cooperate in good faith to resolve any Direct Claim for a period of twenty Business Days before commencing any Legal Proceeding in connection with such Claim.

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ii.	With respect to any Third-party Claim, the Indemnifying Party shall have the right, by giving written notice to the Indemnified Party within thirty days after delivery of the Claim Notice with respect to such Third-party Claim, to assume control of the defense of such Third-party Claim at the Indemnifying Party’s expense with counsel of its choosing that is reasonably satisfactory to the Indemnified party, and the Indemnified Party shall cooperate in good faith in such defense; provided, however, that such Indemnifying Party shall not have the right to control the defense of any Third-party Claim that (i) seeks any injunctive or other equitable relief against the Indemnified Party, or (ii) seeks monetary damages the amount of which would reasonably be expected to exceed any limitation on the amount of losses or damages for which the Indemnifying Party is responsible hereunder. The Indemnified Party or Indemnifying Party, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of any Third-party Claim with counsel selected by it; provided, however, that if, in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying party or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of separate counsel (including advancement thereof) to the Indemnified Party in each jurisdiction in which the Indemnified Party reasonably determines counsel is required. If the Indemnifying Party elects not to control the defense of such Third-party Claim (including by failing to promptly notify the Indemnified party in writing of its election to control such defense in accordance herewith or fails to diligently prosecute the defense of such Third-party Claim, the Indemnified Party may control the defense of such Third-party Claim with counsel of its choosing, and the Indemnifying Party shall be liable for the fees and expenses of counsel (including advancement thereof) to the Indemnified Party in each jurisdiction in which the Indemnified Party reasonably determines counsel is required. Each of Purchaser and Seller shall reasonably cooperate with each other in connection with the defense of any Third-party Claim, including by retaining and providing to the party controlling such defense records and information that are reasonably relevant to such Third-party Claim and making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other party reasonably advised of the status of such Legal Proceeding and the defense thereof and shall consider in good faith any recommendations made by the other party with respect thereto.

iii.	Notwithstanding anything in this Agreement to the contrary, (i) an Indemnifying Party shall not agree to any settlement of any Third-party Claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement would (A) include a complete and unconditional release of each Indemnified Party from all Liabilities or obligations with respect thereto, (B) not impose any Liability or obligation (including any equitable remedies) on the Indemnified Party and (C) not involve a finding or admission of any wrongdoing on the part of the Indemnified Party, and (ii) an Indemnified Party shall not agree to any settlement of a Third-party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

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DISCLOSURE SCHEDULES TO STOCK PURCHASE AGREEMENT

The information provided in these Schedules is being provided solely for the purpose of making the disclosures to Purchaser under the Stock Purchase Agreement, dated as of __________ __, 2018, by and among Euronav NV, a corporation incorporated and existing under the laws of the Kingdom of Belgium, Euronav MI Inc., a corporation incorporated and existing under the Laws of the Republic of the Marshall Islands, and Seaways Holding Corporation, a corporation incorporated and existing under the Laws of the Republic of the Marshall Islands (the “Agreement”). Capitalized terms used herein but not defined herein shall have the meanings given to them in the Agreement.

These Schedules are incorporated into and form an integral part of the Agreement. Each section of these Schedules corresponds to a specific section or subsection of the Agreement.  The disclosures in any section or subsection of these Schedules corresponding to any section or subsection of the Agreement shall qualify other sections and subsections in Section 3 of the Agreement if indicated by cross-references to such other sections and subsections or if such cross-reference or the relevance or applicability of such disclosure to the other section or subsection in Section 3 of the Agreement is reasonably apparent from the face of such disclosure.

Except as the context otherwise requires, the inclusion of any item in these Schedules is not evidence that the item meets any applicable category, standard of materiality or other threshold contained within the Agreement, and certain items listed in these Schedules are for informational purposes only, notwithstanding the fact that they are not required to be listed therein by the terms of the Agreement. The disclosure of any information in these Schedules shall not be deemed an admission of any liability of, or concession as to any defense available to, Seller or Seller Parent. The headings used in these Schedules are inserted for convenience only and shall not create a different standard for disclosure than the language set forth in the Agreement.

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Schedule 3A.5(a): Noncontravention

1.	Note and Guarantee Agreement, dated as of March 28, 2014, among Gener8, as issuer, VLCC Acquisition I Corporation, as guarantor, and the purchasers from time to time party thereto, as amended, restated, amended and restated, modified and supplemented. It is intended that this Note will be paid off and terminated as part of the Gener8 Closing.

2.	Facility Agreement, dated as of August 31, 2015, among Gener8 Maritime Subsidiary VIII Inc., as Borrower; the Owner Guarantors and Hedge Guarantors listed therein; the Company, as Parent Guarantor; Gener8 Maritime Subsidiary V Inc. as Shareholder; Citibank, N.A. and Nordea Bank Finland Plc, New York Branch, as global co-ordinators; Citibank, N.A. and 19 Nordea Bank Finland Plc, New York Branch, as bookrunners; Citibank, N.A., London Branch as ECA co-ordinator and ECA agent; Nordea Bank Finland Plc, New York Branch as commercial tranche co-ordinator; Nordea Bank Finland Plc, New York Branch as facility agent; Nordea Bank Finland Plc, New York Branch as security agent; The Export-Import Bank of Korea; the commercial tranche bookrunners party thereto; the mandated lead arrangers party thereto; the lead arrangers party thereto; the banks and financial institutions named therein as original lenders; and the banks and financial institutions named therein as hedge counterparties. Consent has been provided by lenders for this facility.

3.	Credit Agreement, dated as of September 3, 2015, among Gener8, as Parent, Gener8 Maritime Subsidiary II Inc., as Borrower, various lenders party thereto and Nordea Bank Finland PLC, New York Branch, as Facility Agent and Collateral Agent. Consent has been provided by lenders for this facility.

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Schedule 3A.5(b): Noncontravention

See Schedule 3A.5(a).

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Schedule 3A.7: Litigation

1.	Fragapane v. Gener8 Maritime, Inc. et al., No. 1:18-cv-02087, dated March 8, 2018 – class action lawsuit filed purportedly on behalf of the public stockholders of Gener8 against Gener8, Gener8’s directors, Parent and Merger Sub. Alleges, among other things, that the Form F-4 filed by Parent violates Section 14(a) of the securities and Exchange Act of 1934.
2.	Mohr v. Gener8 Maritime Inc., et al, No. 1:18-cv-02276, dated March 14, 2018 – filed against Gener8 and Gener8’s directors. Alleges, among other things, that the Form F-4 filed by Parent violates Section 14(a) of the securities and Exchange Act of 1934.

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Schedule 3B.4: Existing Contracts

Sinosure Facility

1.	Facility Agreement, dated as of November 30, 2015, among Gener8 Maritime Subsidiary VII Inc. as Borrower; The Companies listed in Part A of Schedule 1 thereto as joint and several Owner Guarantors and joint and several Hedge Guarantors; the Company, as Parent Guarantor; Citibank, N.A. and Nordea Bank Finland Plc, New York Branch as Global Co-ordinators; Citibank, N.A. as Bookrunner; Citibank, N.A., The Export-Import Bank of China and Bank of China, New York Branch as Mandated Lead Arrangers; The Banks and Financial Institutions listed in Part B of Schedule 1 thereto as Original Lenders; The Banks and Financial Institutions listed in Part C of Schedule 1 thereto as Hedge Counterparties; Citibank, N.A., London Branch as ECA Co-ordinator and ECA Agent; and Nordea Bank Finland Plc, New York Branch as Facility Agent and Security Agent, and all related documents, including, but not limited to, the pay-fixed, receive-variable interest rate swap transactions, entered into on May 2, 2016 (the “Sinosure Facility”).

Amendments

2.	Supplemental Agreement, dated as of December 28, 2015, by and among Gener8 Maritime Subsidiary VII Inc., as borrower; the Company, as the parent guarantor; the borrower’s four wholly-owned subsidiary owner guarantors party thereto; Citibank, N.A. and Nordea Bank Finland Plc, New York Branch, as global co-ordinators; Citibank, N.A., as bookrunner; Citibank, N.A., London Branch as ECA co-ordinator and ECA agent; Nordea Bank Finland Plc, New York Branch as facility agent and security agent; The Export-Import Bank of China; the mandated lead arrangers party thereto; the banks and financial institutions named therein as original lenders; and the banks and financial institutions named therein as hedge counterparties

3.	Amending and Restating Deed, dated as of June 29, 2016, by and among the Parent Guarantor, GNRT Sub VII, the Original Owner Guarantors, the Global Co-Ordinators, the Bookrunner, the ECA Agent, the Facility Agent, the Security Agent, CEXIM, the Mandated Lead Arrangers, the Lenders, the Hedge Counterparties and the companies listed therein as additional owner guarantors. by and among Gener8 Maritime Subsidiary VII Inc., as borrower; the Company, as the parent guarantor; the borrower’s four wholly-owned subsidiary owner guarantors party thereto; Citibank, N.A. and Nordea Bank Finland Plc, New York Branch, as global co-ordinators; Citibank, N.A., as bookrunner; Citibank, N.A., London Branch as ECA co-ordinator and ECA agent; Nordea Bank Finland Plc, New York Branch as facility agent and security agent; The Export-Import Bank of China; the mandated lead arrangers party thereto; the banks and financial institutions named therein as original lenders; and the banks and financial institutions named therein as hedge counterparties

4.	Second Supplemental Agreement, dated as of November 8, 2017, by and among Gener8 Maritime Subsidiary VII Inc., as borrower; the Company, as the parent guarantor; the borrower’s four wholly-owned subsidiary owner guarantors party thereto; Citibank, N.A. and Nordea Bank Finland Plc, New York Branch, as global co-ordinators; Citibank, N.A., as bookrunner; Citibank, N.A., London Branch as ECA co-ordinator and ECA agent; Nordea Bank Finland Plc, New York Branch as facility agent and security agent; The Export-Import Bank of China; the mandated lead arrangers party thereto; the banks and financial institutions named therein as original lenders; and the banks and financial institutions named therein as hedge counterparties

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Guarantee and Security Documents

5.	Share Security, dated as of December 30, 2015, between the Company and Nordea Bank Finland Plc, New York Branch in respect of the share capital of Gener8 Maritime Subsidiary VII Inc.

6.	Control Agreement Regarding Deposit Accounts, dated as of December 30, 2015, between the Company and Nordea Bank Finland Plc, New York Branch

7.	Account Pledge and Security Agreement (Debt Service Reserve Account), dated as of December 30, 2015, between the Company and Nordea Bank Finland Plc, New York Branch

8.	Account Pledge and Security Agreement (Minimum Liquidity Account), dated as of December 30, 2015, between the Company and Nordea Bank Finland Plc, New York Branch

Andriotis

9.	First Preferred Marshall Islands Mortgage, dated as of May 11, 2016, between Gener8 Andriotis LLC and Nordea Bank Finland Plc, New York Branch

10.	Addendum No. 1 to First Preferred Mortgage, dated as of June 29, 2016, between Gener8 Andriotis LLC and Nordea Bank Finland Plc, New York Branch

11.	Membership Interest Pledge, dated as of December 30, 2015, made by Gener8 Maritime Subsidiary VII Inc. to Nordea Bank Finland Plc, New York Branch

12.	Other security documents listed below are dated as of May 12, 2016 between Gener8 Andriotis LLC and Nordea Bank Finland Plc, New York Branch:

a)	Control Agreement Regarding Deposit Accounts

b)	Account Pledge and Security Agreement (Earnings Account)

13.	General assignments, dated as of May 12, 2016, between Gener8 Andriotis LLC to and in favor of Nordea Bank Finland Plc, New York Branch

Chiotis

14.	First Preferred Marshall Islands Mortgage, dated as of August 17, 2016, between Gener8 Chiotis LLC and Nordea Bank Finland Plc, New York Branch

15.	Membership Interest Pledge, dated as of June 29, 2016, made by Gener8 Maritime Subsidiary VII Inc. to Nordea Bank Finland Plc, New York Branch

16.	Other security documents listed below are dated as of August 18, 2016 between Gener8 Chiotis LLC and Nordea Bank Finland Plc, New York Branch:

a)	Control Agreement Regarding Deposit Accounts

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b)	Account Pledge and Security Agreement (Earnings Account)

17.	General assignments, dated as of August 18, 2016, between Gener8 Chiotis LLC to and in favor of Nordea Bank Finland Plc, New York Branch

Miltiades

18.	First Preferred Marshall Islands Mortgage, dated as of October 24, 2016, between Gener8 Miltiades LLC and Nordea Bank Finland Plc, New York Branch

19.	Membership Interest Pledge, dated as of June 29, 2016, made by Gener8 Maritime Subsidiary VII Inc. to Nordea Bank Finland Plc, New York Branch

20.	Other security documents listed below are dated as of October 25, 2016, between Gener8 Miltiades LLC and Nordea Bank Finland Plc, New York Branch:

a)	Control Agreement Regarding Deposit Accounts

b)	Account Pledge and Security Agreement (Earnings Account)

21.	General assignments, dated as of October 25, 2016, between Gener8 Miltiades LLC to and in favor of Nordea Bank Finland Plc, New York Branch

Strength

22.	First Preferred Marshall Islands Mortgage, dated as of December 29, 2015, between Gener8 Strength LLC and Nordea Bank Finland Plc, New York Branch

23.	Addendum No. 1 to First Preferred Mortgage, dated as of June 29, 2016, between Gener8 Strength LLC and Nordea Bank Finland Plc, New York Branch

24.	Membership Interest Pledge, dated as of December 30, 2015, made by Gener8 Maritime Subsidiary VII Inc. to Nordea Bank Finland Plc, New York Branch

25.	Other security documents listed below are dated as of December 30, 2015, between Gener8 Strength LLC and Nordea Bank Finland Plc, New York Branch:

a)	Control Agreement Regarding Deposit Accounts

b)	Account Pledge and Security Agreement (Earnings Account)

26.	General assignments, dated as of December 30, 2015, between Gener8 Strength LLC to and in favor of Nordea Bank Finland Plc, New York Branch

Success

27.	First Preferred Marshall Islands Mortgage, dated as of March 21, 2016, between Gener8 Success LLC and Nordea Bank Finland Plc, New York Branch

28.	Addendum No. 1 to First Preferred Mortgage, dated as of June 29, 2016, between Gener8 Success LLC and Nordea Bank Finland Plc, New York Branch

29.	Membership Interest Pledge, dated as of December 30, 2015, made by Gener8 Maritime Subsidiary VII Inc. to Nordea Bank Finland Plc, New York Branch

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30.	Other security documents listed below are dated as of March 22, 2016, between Gener8 Success LLC and Nordea Bank Finland Plc, New York Branch:

a)	Control Agreement Regarding Deposit Accounts

b)	Account Pledge and Security Agreement (Earnings Account)

31.	General assignments, dated as of March 22, 2016, between Gener8 Success LLC to and in favor of Nordea Bank Finland Plc, New York Branch

Supreme

32.	First Preferred Marshall Islands Mortgage, dated as of January 5, 2016, between Gener8 Supreme LLC and Nordea Bank Finland Plc, New York Branch

33.	Addendum No. 1 to First Preferred Mortgage, dated as of June 29, 2016, between Gener8 Supreme LLC and Nordea Bank Finland Plc, New York Branch

34.	Membership Interest Pledge, dated as of December 30, 2015, made by Gener8 Maritime Subsidiary VII Inc. to Nordea Bank Finland Plc, New York Branch

35.	Other security documents listed below are dated as of January 6, 2016, between Gener8 Supreme LLC and Nordea Bank Finland Plc, New York Branch:

a)	Control Agreement Regarding Deposit Accounts

b)	Account Pledge and Security Agreement (Earnings Account)

36.	General assignments, dated as of January 6, 2016, between Gener8 Supreme LLC to and in favor of Nordea Bank Finland Plc, New York Branch

Pool Participation Agreements

37.	Pool Participation Agreement in relation to Gener8 Andriotis dated 11 June 2015

38.	Pool Participation Agreement in relation to Gener8 Chiotis dated 11 June 2015

39.	Pool Participation Agreement in relation to Gener8 Miltiades dated 11 June 2015

40.	Pool Participation Agreement in relation to Gener8 Strength dated 11 June 2015

41.	Pool Participation Agreement in relation to Gener8 Success dated 11 June 2015

42.	Pool Participation Agreement in relation to Gener8 Supreme dated 11 June 2015

Ship Management Agreements

43.	Ship Management Agreement in relation to Gener8 Andriotis dated 29 March 2016

44.	Ship Management Agreement in relation to Gener8 Chiotis 4 July 2016

45.	Ship Management Agreement in relation to Gener8 Miltiades 13 September 2016

46.	Ship Management Agreement in relation to Gener8 Strength 4 September 2015

47.	Ship Management Agreement in relation to Gener8 Success 26 January 2016

48.	Ship Management Agreement in relation to Gener8 Supreme 16 December 2015

Mortgagee Interest Insurances

49.	Gener8 Maritime Sinosure Facility Mortgagee Interest Insurance (from December 29, 2016 to December 28, 2017, renewed through December 28, 2018) (insurers: BankServe Insurance Services Ltd. for 78.50%, Codan Forsikring AS (Denmark) for 21.50%)

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50.	Gener8 Maritime Sinosure Facility Mortgagee Additional Perils (Pollution) Insurance (from December 29, 2016 to December 28, 2017, renewed through December 28, 2018) (insurers: BankServe Insurance Services Ltd. for 78.50%, Codan Forsikring AS (Denmark) for 21.50%)

Marine Insurance

Type of Coverage	Insurer	Limits/Deductibles/Coverage	Policy Number	Policy Term

Hull & Machinery Gener8 Consolidated “ECO” Fleet (Gener8 Neptune Total 33 Vessels)

Assuranceforeningen Skuld (Gjensidig)

Gard Marine & Energy Limited

Norwegian Hull Club

Chaucer Syndicate 1084

Aspen Syndicate 4711

The Standard Syndicate 1884

Arch Underwriting at Lloyds 2012

QBE Underwriting 1036

Allianz Global Corporate & Specialty (France) Generali IARD (France)

AXA Corporate Solutions - France

Swiss Re

Hyundai Marine & Fire

Falcon Insurance Co

Mitsui Sumitomo Insurance Co., Ltd.

Skuld Syndicate 1897

Limits:

Varies from $14.5 million to $97.2 million per vessel schedule.

Deductibles:

VLCC Tankers

Suezmax Tankers:

Aframax Tankers:

Panamax Tankers:

Coverage:

AIHC (6/2/17) excluding Collision Liability and as amended per policy conditions.

			17-1090-01B 72.00% $250,000 $200,000 $150,000 $100,000	10/19/17-10/19/19

Loss of Hire Gener8 Consolidated “ECO” Fleet (Gener8 Neptune Total 33 Vessels)

Gard Marine & Energy Limited

Assuranceforeningen Skuld (Gjensidig)

The Strike Club

Allianz Global Corporate & Specialty {France)

AXA Corporate Solutions - France

Swiss Re

Mitsui Sumitomo Insurance Co Ltd.

Skuld Syndicate 1897

Limits:

Daily Indemnity - varies from $17,000 to $50,000 per vessel schedule.

Deductible: 14 days

90 days/90 days

Total Indemnification - varies from $1.53 million to $4.5 million per vessel schedule.

Coverage:

AB Stewart LPO 455 and as amended (1/10/83) per policy conditions.

			17-1091-07B	10/19/17-10/19/19

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War Risks - (H&M/LOH) Gener8 Consolidated “ECO” Fleet (Gener8 Neptune Total33 Vessels)

Neon Underwriting Ltd 2468

Ascot Underwriting 1414

Chaucer Syndicate 1084

Arch Underwriting at Lloyd’s Ltd. Syndicate 2012

The Standard Syndicate 1884

QBE Underwriting Ltd 1036

NOVAE Syndicate LTD 2007

Travelers Syndicate Management Ltd 5000

Chubb Syndicate 2488

Gard Marine & Energy

Skuld Syndicate 1897

Limits

Varies from $14.5 million to $58.5 million per vessel schedule.

Daily lndemnity - varies from $17,000 to $50,000 per vessel vessel schedule.

Total Indemnification - varies from $1.53 million to $4.5 million per vessel schedule.

			17-1092-03B	10/19/17-10/19/19

Marine Kidnap & Ransom and LOH Extension Gener8 Neptune Total33 Vessels	Aspen Syndicate 4711	Limit: $8 Million	17-827-26B	10/19/17-10/19/19

COFR Gener8 Neptune Total 33 Vessels	Shipowners Insurance and Guaranty Company Ltd. (SIGCo)	Certificate of Financial Responsibility Guaranty Limits per OPA 90.	17-065-23B	2/20/18-2/19/19

ICB Gener8 Neptune Total33 Vessels	Shipowners lnsurance and Guaranty Company Ltd. (SIGCo)	Amount: $100,000	460500622-897	3/4/18-3/4/19
Protection & Indemnity Risks Gener8 Neptune Total 25 Vessels	Assuranceforeningen Skuld (Gjensidig)

Limits:

Oil Pollution - $1Billion each vessel any one event

Passengers & Seamen/Crew Risks- $3 Billion Combined each vessel any one event

Passenger Risks - Sub-limit $2 million each vessel any one event

Coverage:

Cargo

Pollution liability

Wreck Removal

Contact with Fixed and Floating Objects

Deductibles: As per Club Entry

			18-003-05B	2/20/18-2/20/20 eff. 10/19/17

Freight, Demurrage & Defence Gener8 Neptune Total 25 Vessels	Assuranceforeningen Skuld (Gjensidig)	Limit: $5 million per dispute	18-004-06B	2/20/18-2/20/20 eff. 10/19/17

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Schedule 6.6: Intercompany Accounts

None.

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